UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Eagle Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number)

Frederick M. Friedman

c/o Eagle Supply Group, Inc.

122 East 42nd Street, Suite 1618

New York, NY 10168

(212) 986-6190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

SCHEDULE 13D

CUSIP No. 269894 10 1

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) TDA Industries, Inc. 11-2117396
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 269894 10 1

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Douglas P. Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

Page 3 of 8 Pages

SCHEDULE 13D

CUSIP No. 269894 10 1

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Frederick M. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 29, 1999 (the “Initial Schedule 13D”) by TDA Industries, Inc., Douglas P. Fields and Frederick M. Friedman (collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on April 15, 2003 (“Amendment No. 1”) and Amendment No. 2 thereto filed on August 9, 2004 (“Amendment No. 2”). This Amendment No. 3, together with the Initial Schedule 13D, Amendment No. 1, and Amendment No. 2, are referred to collectively as the “Schedule 13D”. The information set forth in Item 1 below is being included for reference purposes, but no change has occurred with respect to such information. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 2.

This Amendment No. 3 is being filed to report the sale by the Reporting Persons of all of the outstanding shares of Common Stock (defined in Item 1 below) held by the Reporting Persons to Gulfco Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Parent”), in the tender offer by Parent and Purchaser that expired at 12:00 midnight, New York City time, on September 21, 2004.

Item 1. Security and Issuer

This Amendment No. 3 relates to shares of common stock, $0.0001 par value per share (“Common Stock”), of Eagle Supply Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 122 East 42nd Street, Suite 1618, New York, New York 10168.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 22, 2004, Parent and Purchaser accepted all shares of Common Stock tendered in the Offer for $2.20 per share (the “Offer Price”), net to the seller in cash. All of the shares of outstanding Common Stock owned by the Reporting Persons were tendered into the Offer and were accepted for purchase at such time.

The purpose of the sale of the shares of outstanding Common Stock owned by the Reporting Persons was to liquidate the investments of the Reporting Persons in the Company. No Reporting Person currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D with respect to the Company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As a result of the acceptance by Parent and Purchaser of the shares of Common Stock tendered by the Reporting Persons, none of the Reporting Persons owns beneficially or of record any shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

As a result of the acceptance by Parent and Purchaser of the shares of Common Stock tendered by the Reporting Persons, the Tender Agreement has terminated.

Page 5 of 8 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 29, 1999, by and among TDA Industries, Inc., Douglas P. Fields, and Frederick M. Friedman (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 29, 1999).

[Remainder of Page Intentionally Blank]

Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2004	TDA INDUSTRIES, INC.

	By:	/s/ Frederick M. Friedman
Frederick M. Friedman
Executive Vice President and Treasurer

/s/ Douglas P. Fields
Douglas P. Fields, Individually

/s/ Frederick M. Friedman
Frederick M. Friedman, Individually

Page 7 of 8 Pages

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated March 29, 1999, by and among TDA Industries, Inc., Douglas P. Fields, and Frederick M. Friedman (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 29, 1999).

Page 8 of 8 Pages